EXHIBIT 99.1
Up to 150,000 Units of Dual Mode and Dual Call Waiting GSM/CDMA Smartphones, Under the
Label ‘CECT CoolPAD 728,’ Purchased By China Unicom
The Purchase Order From China Unicom Amount to USD108 Million
     HUIZHOU, Guangdong, China, Dec. 28 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that China Unicom (NYSE: CHU) has recently placed orders for 150,000 units of the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728.’ This purchase order is worth USD 108 million and the shipment is expected to commence early 2006. Prior to this purchase, more than 120,000 units of the ‘CECT CoolPAD 858’ model of dual mode smartphone had been supplied to China Unicom.
     The ‘CECT CoolPAD 728’ is compatible with five frequency bands on the CDMA and GSM networks (CDMA800HZ, CDMA1900MHz, GSM900HZ, GSM1800HZ and GSM1900MHz), and has two SIM slots (one for a GSM card, the other for a CDMA card).
     Unique features include:
--	It supports both the GSM and CDMA environments.

--	It can take two incoming calls simultaneously (one from the CDMA network, the other from the GSM network). This feature makes it more competitive than other models of dual mode GSM/CDMA smartphones.
     With dual CPUs, ‘CECT CoolPAD 728’ has almost all the other sophisticated functions of other smartphones, including PDA, Microsoft Office support, Internet access, MSN & QQ Messenger, and an English-Chinese dictionary with simultaneous pronunciation.
     ‘CECT CoolPAD 728’ is the result of close cooperation between China Unicom, China Wireless Technology, Inc., a Hong Kong Listed Company, and CEC Telecom Co., Ltd. Mr. Wu Zhi Yang, Chairman of CECT said, “We have achieved great success through our cooperation with PALM, MiTAC and Microsoft, in the field of smartphones. Through cooperation with these famous companies, we are able to continually improve our R&D capacities and expect more success in carrying out our established ‘High-end Mobile Phone Strategy’ (Multimedia Mobile phone Strategy).’
     It is expected that China Unicom will place more orders for this new model of dual mode GSM/CDMA smartphone upon getting a good market reception.

     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones, VoIP telephone and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set- top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect,” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
SOURCE Qiao Xing Universal Telephone, Inc.
     -0- 12/28/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, rickxiao@qiaoxing.com /
     /Web site: http://www.cosun-xing.com /
     (XING)